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                                                                     Exhibit 4.9

                                   AGREEMENT
                                   ---------

          This Agreement is made and entered into as of July 1, 1996, by and between SecurFone America, Inc. ("SecurFone") and Steven L. Wasserman ("Wasserman").

          In consideration of the mutual promises herein contained the parties hereby agree as follows:

          1. SecurFone engages the services of Wasserman to serve as Secretary of SecurFone through December 1997. Wasserman will be responsible for maintaining the corporate records of SecurFone including preparation of minutes for Board and Executive Committee meetings.

          2. SecurFone agrees to compensate Wasserman for his services as Secretary by issuing 10,000 shares of common stock of SecurFone at such time as SecurFone is a publicly-traded corporation. SecurFone shall pay all expenses associated with the registration and issuance of such shares. SecurFone makes no representation as to the market value or marketability of the common stock issued as compensation hereunder.

          3. SecurFone agrees to pay or reimburse Wasserman for reasonable travel and entertainment expenses required during the term hereof and in fulfillment of the secretarial responsibilities described herein.

          4. This Agreement shall be governed by the laws of the State of Delaware.



                                 SECURFONE, AMERICA, INC.

                                 By: /s/ Michael R. Lee
                                    ----------------------------------
                                 Its: Treasurer
                                     ---------------------------------


                                 /s/ Steven L. Wasserman
                                 ----------------------------------
                                 STEVEN L. WASSERMAN